SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras and Subsidiaries

Consolidated Financial Statements
September 30, 2009 and 2008
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Review Report of Independent Registered Public Accounting Firm		3
Consolidated Balance Sheets		4
Consolidated Statements of Income		6
Consolidated Statements of Cash Flows		8
Consolidated Statements of Changes in Shareholders' Equity		10
Notes to the Consolidated Financial Statements		13

1	Basis of Financial Statements Preparation	13
2	Recently Adopted Accounting Standards	14
3	Derivative Instruments, Hedging and Risk Management Activities	16
4	Income Taxes	26
5	Cash and Cash Equivalents	29
6	Marketable Securities	30
7	Inventories	31
8	Recoverable Taxes	32
9	Petroleum and Alcohol Account, Receivable from Federal Government	33
10	Financings	34
11	Financial Income (Expenses), Net	42
12	Capital Lease Obligations	49
13	Employees’ Postretirement Benefits and Other Benefits	50
14	Shareholders’ Equity	53
15	Commitments and Contingencies	56
16	Fair Value Measurements	58
17	Segment Information	59
18	Acquisitions	67
19	Subsequent Events	71

Review report of independent registered public accounting firm
To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of September 30, 2009, and the related condensed consolidated statements of operations, cash flows and changes in shareholders’ equity for the nine-month periods ended September 30, 2009 and 2008.  These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
November 27, 2009

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2009 and December 31, 2008
Expressed in Millions of United States Dollars

	September 30,	December 31,
	2009	2008

Assets	(unaudited)	(Note 1)

Current assets
Cash and cash equivalents (Note 5)	16,595	6,499
Marketable securities (Note 6)	100	124
Accounts receivable, net	7,950	6,613
Inventories (Note 7)	10,487	7,990
Deferred income taxes (Note 4)	1,015	500
Recoverable taxes (Note 8)	3,186	3,281
Advances to suppliers	1,087	626
Other current assets	1,662	1,125

	42,082	26,758

Property, plant and equipment, net	126,117	84,719

Investments in non-consolidated companies and other investments	4,497	3,198

Non-current assets
Accounts receivable, net	2,251	923
Advances to suppliers	3,290	2,471
Petroleum and alcohol account - receivable from Federal Government (Note 9)	459	346
Marketable securities (Note 6)	2,604	1,738
Restricted deposits for legal proceedings and guarantees (Note 15 (a))	1,048	798
Recoverable taxes (Note 8)	4,753	3,095
Goodwill	176	118
Prepaid expenses	539	513
Other assets	1,221	1,018

	16,341	11,020

Total assets	189,037	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
September 30, 2009 and December 31, 2008
Expressed in Millions of United States Dollars (except number of shares)

	September	December 31,
	30, 2009	2008

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	8,634	7,763
Current debt (Note 10)	5,629	5,888
Current portion of capital lease obligations (Note 12)	236	251
Income taxes payable	1,179	705
Taxes payable, other than income taxes	3,848	2,900
Payroll and related charges	2,375	1,398
Dividends and interest on capital payable (Note 14)	2,346	3,652
Employees’ postretirement benefits obligation – Pension and Health Care (Note 13 (a))	660	492
Contingencies (Note 15 (a))	1,182	23
Other payables and accruals	2,589	1,684

	28,678	24,756

Long-term liabilities
Long-term debt (Note 10)	44,101	20,640
Capital lease obligations (Note 12)	200	344
Employees’ postretirement benefits obligation – Pension and Health Care (Note 13 (a))	8,107	5,787
Deferred income taxes (Note 4)	10,286	7,080
Provision for abandonment	3,762	2,825
Contingencies (Note 15 (a))	445	356
Other liabilities	1,188	1,339

	68,089	38,371

Shareholders’ equity
Shares authorized and issued (Note 14)
Preferred share - 2009 and 2008 - 3,700,729,396 shares	15,106	15,106
Common share - 2009 and 2008 - 5,073,347,344 shares	21,088	21,088
Additional paid in capital	(289)	-
Capital reserve - fiscal incentive	290	221
Retained earnings
Appropriated	35,929	15,597
Unappropriated	13,178	25,889
Accumulated other comprehensive income
Cumulative translation adjustments	4,501	(15,846)
Postretirement benefit reserves adjustments net of tax (US$26 and US$19 for September 30, 2009 and December 31, 2008, respectively) - Pension cost and Health Care (Note 13 (a))	52	37
Unrealized losses on available-for-sale securities, net of tax	47	(144)
Unrecognized loss on cash flow hedge, net of tax	(21)	(39)

Petrobras’ Shareholders’ Equity	89,881	61,909

Noncontrolling interest	2,389	659

Total Equity	92,270	62,568

Total liabilities and shareholders’ equity	189,037	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
September 30, 2009 and 2008
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month periods
	ended September 30,

	2009	2008

Sales of products and services	82,388	118,490
Less:
Value-added and other taxes on sales and services	(14,702)	(19,882)
Contribution of intervention in the economic domain charge - CIDE	(2,017)	(2,688)

Net operating revenues	65,669	95,920

Cost of sales	(35,301)	(58,090)
Depreciation, depletion and amortization	(4,904)	(4,643)
Exploration, including exploratory dry holes	(1,194)	(1,206)
Selling, general and administrative expenses	(5,035)	(5,663)
Research and development expenses	(545)	(756)
Employee benefit expense for non-active participants	(519)	(644)
Other operating expenses	(2,074)	(1,942)

Total costs and expenses	(49,572)	(72,944)

Operating income	16,097	22,976

Equity in results of non-consolidated companies	372	296
Financial income (Note 11)	1,321	1,133
Financial expenses (Note 11)	(1,011)	(624)
Monetary and exchange variation (Note 11)	(276)	836
Other taxes	(209)	(271)
Other expenses, net (Note 18 (d))	(36)	8

	161	1,378

Income before income taxes	16,258	24,354

See the accompanying notes to the consolidated financial statements.

	Nine-month periods
	ended September 30,

	2009	2008

Income taxes expense (Note 4)
Current	(4,042)	(7,472)
Deferred	(322)	(131)

	(4,364)	(7,603)

Net income for the period	11,894	16,751

Less: Net income attributable to the noncontrolling interest	(1,533)	(38)

Net income attributable to Petrobras	10,361	16,713

Net income applicable to each Petrobras class of
shares
Common	5,991	9,664
Preferred	4,370	7,049

	10,361	16,713

Basic and diluted earnings per: (Note 14)
Common and Preferred share	1.18	1.90
Common and Preferred ADS	2.36	3.80

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
September 30, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods
	ended September 30,

	2009	2008

Cash flows from operating activities
Net income for the period	11,895	16,752

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	4,904	4,643
Dry hole costs	495	667
Equity in the results of non-consolidated companies	(372)	(296)
Foreign exchange (gain)/loss	(1,726)	2,506
Deferred income taxes	322	130
Other	344	229

Working capital adjustments
Decrease (increase) in accounts receivable, net	(81)	(2,946)
Decrease (increase) in inventories	(210)	(4,497)
Increase (decrease) in trade accounts payable	(756)	2,099
Increase (decrease) in taxes payable	251	2,160
Decrease (increase) in advances to suppliers	(362)	(818)
Decrease (increase) in recoverable taxes	363	(700)
Increase (decrease) in other working capital adjustments	2,938	(264)

Net cash provided by operating activities	18,005	19,665

Cash flows from investing activities
Additions to property, plant and equipment	(24,349)	(20,057)
Marketable securities and other investments activities	(1,173)	726

Net cash used in investing activities	(25,522)	(19,331)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(738)	(18)
Proceeds from issuance and draw-down of long-term debt	22,304	3,238
Principal payments of long-term debt	(3,783)	(2,021)
Proceeds from project financings	1,739	3,511
Payments of project financings	(343)	(2,015)
Payments of capital lease obligations	(188)	(214)
Dividends and interest on shareholders’ equity paid to shareholders	(4,367)	(3,926)

Net cash provide by (used in) financing activities	14,624	(1,445)

Increase (decrease) in cash and cash equivalents	7,107	(1,111)
Effect of exchange rate changes on cash and cash equivalents	2,989	(594)
Cash and cash equivalents at beginning of period	6,499	6,987

Cash and cash equivalents at end of period	16,595	5,282

See the accompanying notes to the consolidated financial statements.

	Nine-month periods
	ended September 30,

	2009	2008

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	641	645
Income taxes	3,884	3,125

	4,525	3,770

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
September 30, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods
	ended September
		30,

	2009	2008

Preferred shares
Balance at January 1,	15,106	8,620
Capital increase from capital reserve - fiscal incentive	-	251
Capital increase from undistributed earnings reserve	-	6,235

Balance at September 30,	15,106	15,106

Common shares
Balance at January 1,	21,088	12,196
Capital increase from capital reserve - fiscal incentive	-	345
Capital increase from undistributed earnings reserve	-	8,547

Balance at September 30,	21,088	21,088

Additional paid in capital
Balance at January 1,	-	-
Change in the period	(289)	-

Balance at September 30,	(289)	-

Capital reserve - fiscal incentive
Balance at January 1,	221	877
Capital increase	-	(596)
Transfer from (to) unappropriated retained earnings	69	(12)

Balance at September 30,	290	269

Cumulative translation adjustments
Balance at January 1,	(15,846)	4,155
Change in the period	20,347	(6,654)

Balance at September 30,	4,501	(2,499)

Postretirement benefit reserves adjustments, net of tax - Pension Cost and
Health Care
Balance at January 1,	37	(2,472)
Change in the period	22	277
Tax effect on above	(7)	(94)

Balance at September 30,	52	(2,289)

See the accompanying notes to the consolidated financial statements.

	Nine-month periods
	ended September 30,

	2009	2008

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1,	(144)	331
Unrealized gains (losses)	288	(482)
Tax effect on above	(97)	164

Balance at September 30,	47	13

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1,	(39)	(9)
Change in the period	18	(3)

Balance at September 30,	21	(12)

Appropriated retained earnings
Legal reserve
Balance at January 1,	3,257	4,297
Change in the period	2,049	(321)

Balance at September 30,	5,306	3,976

Undistributed earnings reserve
Balance at January 1,	12,123	30,280
Capital increase	-	(14,782)
Other change in the period	17,993	(698)

Balance at September 30,	30,116	14,800

Statutory reserve
Balance at January 1,	217	286
Change in the period	290	(21)

Balance at September 30,	507	265

Total appropriated retained earnings	35,929	19,041

See the accompanying notes to the consolidated financial statements.

	Nine-month periods
	ended September 30,

	2009	2008

Unappropriated retained earnings
Balance at January 1,	25,889	6,618
Net income attributable to Petrobras	10,361	16,713
Dividends and interest on shareholders’ equity	(2,671)	(501)
Appropriation (to) fiscal incentive reserves	(69)	-
Appropriation (to) reserves	(20,332)	1,052

Balance at September 30,	13,178	23,882

Petrobras’ shareholders' equity	89,881	74,599

Noncontrolling interest
Balance at January 1,	659	2,332
Net income for the period	1,533	39
Dividends and interest on shareholders’ equity paid	(73)	(352)
Other changes in the period	270	(212)

Balance at September 30,	2,389	1,807

Total equity	92,270	76,406

Comprehensive income is comprised as follows:
Net income for the period	11,894	16,751
Cumulative translation adjustments	20,347	(6,654)
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	15	183
Unrealized gain (loss) on available-for-sale securities	191	(318)
Unrecognized gain (loss) on cash flow hedge	18	(3)

Comprehensive income	32,465	9,959
Less: Net comprehensive income atributable to noncontrolling interest	(1,803)	173
Comprehensive income attributable to Petrobras	30,662	10,132

See the accompanying notes to the consolidated financial statements.

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the notes thereto.

The balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2009.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Management reviews its estimates periodically, including those related to oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgements, actual results could differ from those estimates as further confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

1. Basis of Financial Statements Preparation (Continued)

Events subsequent to September 30, 2009, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission on November 27, 2009. Refer to Note 2 (e) for discussion of Codification Topic 855, Subsequent Events.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. Update 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter are superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative.

Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification. Petrobras adopted this Update effective July 1, 2009.

b) Fair Value measurements

Effective January 1, 2009, the Company implemented SFAS No 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into Topic ASC 820 “Fair Value Measurement and Disclosures”. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures.

c) Business Combinations

In December 2007, the FASB issued SFAS 141-R, which was subsequently amended by FASB Staff Position (FSP) FAS 141 (R)-1 in April 2009. SFAS 141-R apllies prospectively to all business combinations ocurring on or after January, 2009. This Statement was codified into FASB ASC Topic 805, “Business combinations”. This statement requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. Topic 805 changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense. Topic 805 also includes a substantial number of new disclosures requirements.

d) Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement was codified into Topic 810, “Consolidation”. Topic 810 was implemented on January 1, 2009. As a result of the implementation, the Company reclassified on September 30, 2009, noncontrolling interest (minority interest) of US$2,389 as equity in the consolidated financial statements, and net income of US$1,533 attributable to the noncontrolling interest was included in consolidated net income on the face of the income statement.

e) Subsequent Events

Effective April 1, 2009, the Company adopted SFAS 165, “Subsequent Events.” This Statement was codified into FASB ASC Topic 855, “Subsequent Events”. Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is not expected to result in any significant changes in the subsequent events reported by the Company. Refer to Note 1 for the Topic 855 related disclosure for the quarter ended September 30, 2009.

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the Company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivatives contracts for speculative purposes.

The Company does not usually use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieving strategic objectives.

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

Outstanding derivatives contracts were entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are: certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The hedges settled during the period from January to September 2009 corresponded to approximately 14.8% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exhange (ICE), BP North America Chicago, Morgan Stanley and Shell (STASCO).

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management (Continued)

As of September 30, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts	Notional amount in thousands of bbl* as of
Maturity 2009	September 30, 2009

Futures and Forwards contracts	8,307

Options contracts	10,475

* A negative notional value represents a sale position.

At September 30, 2009, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$12.

(b) Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

The Company entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

In the period in question operations were contracted in the amount of US217. The volume of hedge executed for the exports occurring between January and September 2009 represented 67.2% of the total exported by the Company. The settlements of the operations that matured between January 1 and September 30, 2009 generated a positive result for the Company of US$15.

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of September 30, 2009, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Foreign Currency	Notional Amount
Maturing in 2009	US$ million

Sell USD / Pay BRL	110

At September 30, 2009, the forward derivative contract presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$1.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(b) Foreign currency risk management (Continued)

At September 30, 2009, REFAP did not have any outstanding swap transactions.

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flows of the bonds issued in Yens.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of September 30, 2009, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps Maturing in 2016%		Notional Amount (Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

At September 30, 2009, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$35.

(c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the nine-month period ended September 30, 2009.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of September 30,	2009		2009

	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	70		-

Total		70		-

Derivatives not designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	4	Other payables and accruals	-
Commodity contracts	Other current assets	39	Other payables and accruals	34

Total		43		34

Total Derivatives		113		34

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2008.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of December 31,	2008		2008

	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as hedging instruments underCodification Topic 815
Foreign exchange contracts	Other current assets	47		-

Total		47		-

Derivatives not designated as hedging instruments underCodification Topic 815

Foreign exchange contracts	Other current assets	-	Other payables and accruals	2

Commodity contracts	Other current assets	69	Other payables and accruals	7

Total		69		9

Total Derivatives		116		9

The effect of derivative instruments on the statement of financial position for the nine-month period ended September 30, 2009.

Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss)Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)

	September 30, 2009		September 30, 2009	September 30, 2009

Foreign
exchange
contracts	15	Financial Expenses	3	-

	15		3	-

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the nine-month period ended September 30, 2008.

Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss)Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss)Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)

	September 30, 2008		September 30, 2008	September 30, 2008

Foreign
exchange
contracts	6	Financial Expenses	(9)	-

	6		(9)	-

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss)Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		September 30, 2009

Foreign Exchange Contracts	Financial income/expenses net	(33)

Commodity contracts	Financial income/expenses net	(103)

Total		(136)

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss)Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		September 30, 2008

Foreign Exchange Contracts	Financial income/expenses net	14

Commodity contracts	Financial income/expenses net	66

Total		80

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the nine-month periods ended September 30, 2009 and 2008.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Nine-month periods
	ended September 30,

	2009	2008

Income before income taxes and noncontrolling interest
Brazil	15,109	24,020
International	1,149	334

	16,258	24,354

Tax expense at statutory rates - (34%)	(5,528)	(8,280)

Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(126)	(198)
Tax benefits on interests on shareholders’ equity	802	-
Foreign income subject to different tax rates	439	209
Tax incentive (1)	115	455
Other	(66)	211

Income tax expense per consolidated statement of income	(4,364)	(7,603)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras' right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the nine-month period ended September 30, 2009, Petrobras recognized a tax benefit in the amount of US$115 (US$455 on September 30, 2008) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Nine-month periods
	ended September 30,

	2009	2008

Income tax expense per consolidated statement of income:
Brazil
Current	(3,676)	(7,180)
Deferred	(385)	(197)

	(4,061)	(7,377)

International
Current	(366)	(292)
Deferred	63	66

	(303)	(226)

	(4,364)	(7,603)

4. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

		December
	September 30,	31,
	2009	2008

Current assets	1,015	505
Valuation allowance	-	(5)
Current liabilities	(4)	(8)

Net current deferred tax assets	1,011	492

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirement benefit reserves adjustments	134	116
Tax loss carryforwards	1,457	1,944
Other temporary differences, not significant individually	814	742
Valuation allowance	(1,720)	(1,609)

	685	1,193

Non-current liabilities
Capitalized exploration and development costs	(8,796)	(5,251)
Property, plant and equipment	(1,785)	(1,197)
Exchange variation	416	(1,226)
Other temporary differences, not significant individually	(621)	(476)

	(10,786)	(8,150)

Net non-current deferred tax liabilities	(10,101)	(6,957)

Non-current deferred tax assets	185	123

Non-current deferred tax liabilities	(10,286)	(7,080)

Net deferred tax liabilities	(9,090)	(6,465)

4. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the nine-month period ended September 30, 2009, the Company did not have any material unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5. Cash and Cash Equivalents

	September 30,	December 31,
	2009	2008

Cash	1,366	1,075
Investments - Brazilian Reais (1)	11,883	2,813
Investments - U.S. dollars (2)	3,346	2,611

	16,595	6,499

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

6. Marketable Securities

	September 30,	December 31,
	2009	2008

Marketable securities classification:
Available-for-sale	2,577	1,608
Trading	-	57
Held-to-maturity	127	197

	2,704	1,862

Less: Current portion of marketable
securities	(100)	(124)

Long-term portion of marketable securities	2,604	1,738

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of September 30, 2009, Petrobras had a balance of US$2,060 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 13 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At September 30, 2009, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

7. Inventories

	September 30,	December 31,
	2009	2008

Products
Oil products	3,303	2,770
Fuel alcohol	386	256

	3,689	3,026

Raw materials, mainly crude oil	4,780	3,301
Materials and supplies	1,978	1,578
Other	76	134

	10,523	8,039

Current inventories	10,487	7,990

Long-term inventories	36	49

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$252 for the nine-month period ended September 30, 2009, which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	September 30,	December 31,
	2009	2008

Local:
Domestic value-added tax (ICMS) (1)	2,658	1,924
PASEP/COFINS (2)	4,081	2,622
Income tax and social contribution	800	1,176
Foreign value-added tax (IVA)	46	113
Other recoverable taxes	354	541

	7,939	6,376

Less: Long-term recoverable taxes	(4,753)	(3,095)

Current recoverable taxes	3,186	3,281

(1) Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the nine-month period ended September 30, 2009:

Nine-month period ended
September 30, 2009

Opening balance	346
Financial income	3
Translation gain	110

Ending balance	459

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

10. Financing

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE's associated with the project finance projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30,	December 31,
	2009	2008

Imports - oil and equipment	272	479
Working capital	2,369	2,126

	2,641	2,605

The weighted average annual interest rates on outstanding short-term borrowings were 4.10% and 4.72% at September 30, 2009 and December 31, 2008, respectively.

10. Financings (Continued)

b) Long-term debt

• Composition

	September 30,	December 31,
	2009	2008

Foreign currency
Notes	7,640	5,574
Financial institutions	12,087	9,320
Sale of future receivables	351	401
Suppliers’ credits	82	81
Assets related to export program to be offset against sales of
future receivables	(150)	(150)

	20,010	15,226

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	18,518	3,676
Debentures:
BNDES (state-owned company)	588	542
Other Banks	1,539	1,198
Export Credit Notes	3,509	1,689
Bank Credit Certificate	2,032	1,543
Other	893	50

	27,079	8,698

Total	47,089	23,924
Current portion of long-term debt and interest	(2,988)	(3,284)

	44,101	20,640

As of September 30, 2009 and December 31, 2008, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the SPEs that the Company consolidates according to Codification Topic 810-25 (“Recognition”), in the total amount of US$695 and US$749, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of financings.

10. Financings (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	September 30,
	2009	December 31, 2008

Currency
United States dollars	19,129	14,206
Japanese Yen	641	244
Euro	66	69
Other	174	707

	20,010	15,226

• Maturities of the principal of long-term debt

The long-term portion at September 30, 2009 becomes due in the following years:

2010	3,841
2011	8,845
2012	3,419
2013	1,612
2014	2,299
2015 and thereafter	24,085

44,101

10. Financings (Continued)

b) Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	September 30,	December 31,
	2009	2008

Foreign currency
6% or less	12,549	11,354
Over 6% to 8%	5,621	2,447
Over 8% to 10%	1,698	1,040
Over 10% to 12%	33	140
Over 12% to 15%	109	245

	20,010	15,226

Local currency
6% or less	1,200	1,827
Over 6% to 8%	14,411	642
Over 8% to 10%	5,789	1,756
Over 10% to 12%	5,679	1,437
Over 12% to 15%	-	3,036

	27,079	8,698

	47,089	23,924

10. Financings (Continued)

b) Long-term debt (Continued)

Structured finance of exports

Petrobras and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras.

As at September 30, 2009, the balance of export prepayments amounted to US$281 in non-current liabilities (US$348 as of December 31, 2008) and US$70 in current liabilities (US$75 as of December 31, 2008).

Approval of Financing by the Export-Import Bank of the United States

On April 29, 2009 the Export-Import Bank of the United Stated (U.S. Ex-Im Bank) approved a line of financing for Petrobras in the amount of US$2,000.

The amount financed can be drawn in different stages during the next two years, in accordance with the importing of goods and services, with a maximum term of payment of 10 years for each drawdown.

Issuance of long-term debt

The main long-term funding carried out in the period from January to September 2009 is shown in the following table:

a) Abroad

Company	Date	Amount US$ million	Maturity	Description

PifCo	Feb/2009	1,500	2019	Global notes with coupon of 7.875%, issuing costs estimated at US$6 and a premium of US$26.

PifCo	March to Sep/2009	5,600	Until 2012	Export prepayments at Libor plus market spread.

PifCo	Jul/2009	1,250	2019	Global notes with coupon of 7.875%, issuing costs estimated at US$5 and a premium of US$87. Yield for the investor 1.25% less than the issue in February of this year

		8,350

10. Financings (Continued)

b) Long-term debt (Continued)

b) In Brazil

Company	Date	Amount (US$ million)	Maturity	Description

Petrobras	March to Sep/2009	1,574	Until 2017	Export credit notes with an interest rate of 111.5% to 114% of average rate of CDI.

Petrobras, Rnest and TAG	Jul/2009	11,995	2029	Financing obtained from the National Bank for Economic and Social Development (BNDES) indexed to the variation of the US dollar plus market interest rate.

		13,569

Program for Modernization and Expansion of the Fleet (PROMEF)

Transpetro has conditioned purchase and sale contracts with four Brazilian shipyards for the construction of 33 petrol tankers in the amount of US$4,868, with funds financed by BNDES through the Mercantile Marine Fund (FMN). These financings mature in 20 years, with a grace period of 48 months as from the first drawdown and with interest at the long-term interest rate (TJLP) + 2.5% p.a.

Until September 30, 2009 the amount of US$503 had been provided for the construction of the ships. Of this amount, Transpetro provided US$219, of which US$143 was from its own resources and US$76 and was from BNDES financing.

Financing for Project Amazônia

In 2008, Transportadora Urucu Manaus S/A (TUM) raised from the National Bank for Economic and Social Development (BNDES) the amount of US$527 referring to the long term line of credit contracted on December 6, 2007, in the amount of US$1,276, with the intervention of Codajás Coari Participações Ltda. (Codajás).

The purpose of the raising of these funds was the construction by TUM of a gas pipeline of approximately 383 km for natural gas transportation, linking Coari to Manaus, as well as distribution lines to seven municipalities located along the pipeline, as well as other assets related to it, and a pipeline of, approximately, 279 km for liquid petroleum gas transportation (LPG), linking the Arara industrial park, in Urucu, to the Solimões Terminal, in Coari, and assets related to it, which are all in the State of Amazonas.

Part of the funds of US$664 released in December 2007, was used for payment on December 17, 2007, of the bridge loan of US$410 until then granted to TUM by the same bank.

10. Financings (Continued)

b) Long-term debt (Continued)

This loan was negotiated with the following conditions:

  Term: Maturity of the principal and payment of the financial charges in 48 quarterly installments (12 years);

  Grace period for the principal and interest: until August 15, 2010;

  Effective interest rate: TJLP + 1.96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period; and

  Transaction costs and premiums: 0.2% due on the amount of the loan, as a fee for studies and structuring.

In January 2009, US$31 was released and US$26 was released in February 2009. From the contracted line of credit, there is still US$29 to be released by BNDES, through proof of the investments made in the Project.

Financing for the Gasene Project

(b.1) Financing through BNDES foreign funds

During fiscal year 2008 and until the third quarter of 2009, Transportadora Gasene raised from the National Bank for Economic and Social Development (BNDES) the following amounts referring to the long-term credit lines contracted on December 27, 2007: (i) the amount of US$750 from the financing contract through onlending of foreign funds of BNDES (from the China Development Bank), and (ii) the amount of US$478 from the financing contract through funds of BNDES, itself, related to sub-loan A for GASCAV, and the amount of US$904 related to sub-loan B for GASCAC.

On February 26, 2008, the bridge loans taken out from BNDES, in the amount of US$1,039, were fully paid off with the bank considering the first receipt from the lines of credit.

The purpose for raising these funds is the construction of the Cabiúnas-Vitória pipeline for natural gas transportation, which is approximately 300 km long and links Cabiúnas, in the municipality of Macaé, in the state of Rio de Janeiro, to the municipality of Vitória, in the state of Espirito Santo, and other related assets (“GASCAV”), as well as the Cacimbas-Catu pipeline for natural gas transportation, which is approximately 940 km long and links Cacimbas, in the state of Espírito Santo, to Catu, in the state of Bahia, and related assets (“GASCAC”), both of which are integral parts of Projeto Gasoduto Sudeste- Nordeste (the GASENE project).

These lines of credit were negotiated with the following conditions:

  Amount of the contract: US$750;

  Term: Maturity of the principal and payment of the financial charges on December 20, 2022;

  Effective interest rate: 3.20% p.a.+ exchange rate; and

  Transaction costs and premiums: 0.2% due on the value of the loan, as a fee for studies and structuring, totaling US$1.3, + an up front fee of 5.0% of US$750, totaling US$32.2, + a commitment fee of 0.3% p.a., totaling US$0.750.

10. Financings (Continued)

b) Long-term debt (Continued)

b.2) Financing through BNDES own funds

  Amount of the contract: US$1,621, of which US$487 refers to sub-loan ‘’A’’ for GASCAV, and US$1,135 refers to sub-loan ‘’B’’ for GASCAC;

  Term: (i) Sub-loan ‘’A’’ – Maturity of the principal and payments of the financial charges on October 15, 2020, and (ii) sub-loan ‘’B’’ – Maturity of the principal and payment of the financial charges in 48 quarterly payments (12 years) after the start-up of Gascac operation;

  Effective interest rate: TJLP + 1.96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

  Transaction costs and premiums: 0.2% due on the amount of the loan, as a fee for studies and structuring, in the amount of US$3.

From the contracted line of credit there is still US$9 to be released by BNDES referring to sub-loan ‘’A’’, and US$230 referring to sub loan “B”, through proof of the investments made in the Project.

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation, allocated to income for the nine-month periods ended September 30, 2009 and 2008 are as follows:

	Nine-month periods
	ended September 30,

	2009	2008

Financial expenses
Loans and financings	(1,318)	(814)
Project financings	(236)	(331)
Leasing	(25)	(36)
Losses on derivative instruments	(379)	(191)
Repurchased securities losses	(23)	(26)
Other	(358)	(225)

	(2,339)	(1,623)

Capitalized interest	1,328	999

	(1,011)	(624)

Financial income
Investments	498	346
Marketable securities	330	205
Gains on derivative instruments	243	271
Clients	82	101
Other	168	210

	1,321	1,133

Monetary and exchange variation	(276)	836

	34	1,345

12. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of September 30, 2009, assets under capital leases had a net book value of US$696 (US$679 at December 31, 2008).

The following is a schedule by year of the future minimum lease payments as of September 30, 2009:

2009	87
2010	231
2011	101
2012	32
2013	7
2014	7
2015 and thereafter	14

Estimated future lease payments	479

Less amount representing interest at 6.2% to 12.0% annual	(43)

Present value of minimum lease payments	436

Less current portion of capital lease obligations	(236)

Long-term portion of capital lease obligations	200

13. Employees’ Postretirement Benefits and Other Benefits

a) Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. During 2009, the Company made contributions of US$322 to pension and health care plans (US$527 in 2008).

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	September 30, 2009			December 31, 2008

	Pension Benefits	Health Care Benefits	Total	Pension benefits	Health Care Benefits	Total

Current liabilities
Defined-benefit plan	316	295	611	176	224	400
Variable Contribution plan	49	-	49	92	-	92

Employees’.postretirement' project ed benefits obligation	365	295	660	268	224	492

Long-term liabilities

Defined-benefit plan	2,444	5,663	8,107	1,786	4,001	5,787

Employees’ postretirement projected benefits obligation	2,809	5,958	8,767	2,054	4,225	6,279

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	406	(532)	(126)	253	(404)	(151)
Variable Contribution plan	48	-	48	95	-	95
Tax effect	(155)	181	26	(118)	137	19

Net balance recorded in shareholders’ equity	299	(351)	(52)	230	(267)	(37)

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans

Net periodic benefit cost includes the following components:

	As of September 30,

	2009			2008

	Pension Plans			Pension Plans

	Defined- Benefits	Variable Contribution	Health Care Benefits	Defined- Benefits	Variable Contribution	Health Care Benefits

Service cost-benefits earned during the period	138	34	47	199	72	88
Interest cost on projected benefit obligation	1.513	12	402	1.841	17	546
Expected return on plan assets	(1.276)	(5)	-	(1.508)	(15)	-
Amortization of net actuarial loss	-	-	-	1	-	47
Amortization of prior service cost	34	5	1	46	7	2

	409	46	450	579	81	683

Employees’ contributions	(156)	(15)	-	(161)	(48)	-

Net periodic benefit cost	253	31	450	418	33	683

b.1) Defined benefits plan

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans, which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. At September 30, 2009, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$2,108, of which US$46 matures in 2009.

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans (Continued)

b.1) Defined benefits plan (Continued)

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

At September 30, 2009, Petrobras had long-term National Treasury Notes in the amount of US$2,060 (US$1,608 at December 31, 2008), acquired to balance liabilities with Petros, which will be held in the Company's portfolio and used as a guarantee for the Financial Commitment Agreement.

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

b.2) Variable contribution plan

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In the nine-month period ended September 30, 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$68.

Petrobras and the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans (Continued)

b.2) Variable contribution plan (Continued)

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

14. Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at September 30, 2009 and at December 31, 2008 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

14. Shareholders’ Equity (Continued)

a) Capital (Continued)

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law Nº 6.404/76.

b) Dividends and interest on shareholders’ equity related to 2008 results

On April 08, 2009, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2008, in the amount of US$4,242, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors, in the amount of US$3,004. Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2008 to the initial date of payment.

Dividends and interest on shareholders’ equity were distributed as follows:

  On April 29, 2009, amounting to US$1,527 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

  On June 24, 2009, amounting to US$1,690 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

  The remaining balance of dividends relating to the financial year of 2008, was made available to shareholders on August 14, 2009.

c) Dividends and interest on shareholders’ equity related to 2009 results

The Company’s Board of Directors approved the early distribution of remuneration to shareholders under the form of interest on shareholders’ equity as established in article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00, as follows:

  On June 24, 2009, in the amount of US$1,335 (R$2,632 million), to be distributed to the shareholders on November 30, 2009, based on the share position of July 3, 2009.

  On September 21, 2009 , in the amount of US$966 (R$1,755 million), to be distributed to the shareholders not later than March 31, 2010, based on the share position of September 30, 2009.

The interest on shareholders’ equity should be discounted from the remuneration that will be distributed on the closing of fiscal year 2009. If it is paid before December 31, 2009, the amount will be monetarily updated, according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned year. If it is paid in 2010, it will be updated by the variation of the SELIC rate as from December 31, 2009 until the date of the start of payment.

Interest on shareholders’ equity is subject to the levy of 15% (fifteen percent) income tax, except for shareholders that are declared immune or exempt.

14. Shareholders’ Equity (Continued)

c) Dividends and interest on shareholders’ equity related to 2009 results (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month periods
	ended September 30,

	2009	2008

Net income for the period attributable to Petrobras	10,361	16,713
Less priority preferred share dividends	(1,066)	(929)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(1,462)	(1,274)

Remaining net income to be equally allocated to common and preferred shares	7,833	14,510

Weighted average number of shares outstanding:
Common	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396

Basic and diluted earnings per:
Common and preferred share	1.18	1.90
Common and preferred ADS	2.36	3.80

15. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At September 30, 2009 and December 31, 2008, the respective amounts accrued by type of claims are as follows:

	September 30, 2009	December 31, 2008

Labor claims	69	50
Tax claims	1,260	81
Civil claims	256	220
Commercials claims and other contingencies	42	28

Total	1,627	379

Current contingencies	(1,182)	(23)

Long-term contingencies	445	356

15. Commitments and Contingencies (Continued)

a)Litigation (Continued)

As of September 30, 2009 and December 31, 2008, in accordance with Brazilian law, the Company had paid US$1,048 and US$798, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

• National Agency of Petroleum, Natural Gas and Bio Fuel – ANP – Special participation in the Marlim field – Campos basin

The amount accrued as of September 30, 2009 of US$1,152 will be paid in 08 (eight) monthly instalments in accordance with note 19 (d) – Subsequent Events.

a) Federal Revenue Department of Rio de Janeiro - Income Tax Withheld at Source and Tax on Financial Operations related to CLEP

On July 16, 2009, Companhia Locadora de Equipamentos Petrolíferos (CLEP), received an assessment notice questioning the rate of Income Tax Withheld at Source and Tax on Financial Operations (IOF), applicable to the issuing of securities abroad. Possibility of applying the Brazil - Japan Treaty (Dec. 61.889/67). On August 14, 2009, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro. On September 3, 2009 the process was remitted to the Control and Hearing Service - DRJ. The maximum updated exposure as at September 30, 2009 is US$183.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

16. Fair value Measurements

The Company’s debt including project financing obligations, resulting from Codification Topic 810 consolidation amounted to US$44,101 at September 30, 2009, and US$20,640 at December 31, 2008, and had estimated fair values of US$44,882 and US$20,032, respectively.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis, at September 30, 2009, was:

	As of September 30, 2009

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	2,577	-	-	2,577
Foreign exchange derivatives (Note 3)	-	74	-	74
Commodity derivatives (Note 3)	39	-	-	39

Total assets	2,616	74	-	2,690

Liabilities
Commodity derivatives (Note 3)	(34)	-	-	(34)

Total liabilities	(34)	-	-	(34)

17. SegmentInformation

The following presents the Company’s assets by segment:

	As of September 30, 2009

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,773	13,825	2,430	2,663	3,243	20,525	(4,377)	42,082

Cash and cash equivalents	-	-	-	-	-	16,595	-	16,595

Other current assets	3,773	13,825	2,430	2,663	3,243	3,930	(4,377)	25,487

Investments in non-consolidated

companies and other investments	270	1,857	683	1,370	217	100	-	4,497

Property, plant and equipment, net	67,579	27,063	17,854	9,194	2,199	2,228	-	126,117

Non-current assets	3,272	1,742	1,579	1,497	368	8,020	(137)	16,341

Total assets	74,894	44,487	22,546	14,724	6,027	30,873	(4,514)	189,037

17. SegmentInformation (Continued)

	As of September 30, 2009

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	998	1,462	201	292	125	(415)	2,663

Investments in non-consolidated companies and other investments	881	34	242	39	174	-	1,370

Property, plant and equipment, net	7,723	1,139	258	267	132	(325)	9,194

Non-current assets	1,592	246	56	55	1,388	(1,840)	1,497

Total assets	11,194	2,881	757	653	1,819	(2,580)	14,724

17. SegmentInformation (Continued)

	As of December 31, 2008

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-consolidated companies and other investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and equipment, net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

17. SegmentInformation (Continued)

	As of December 31, 2008

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	817	1,275	243	141	238	(387)	2,327

Investments in non-consolidated companies and other investments	857	35	264	-	(14)	-	1,142

Property, plant and equipment, net	7,892	1,218	232	162	109	(272)	9,341

Non-current assets	708	64	68	51	1,472	(1,734)	629

Total assets	10,274	2,592	807	354	1,805	(2,393)	13,439

17. SegmentInformation (Continued)

Revenues and net income by segment are as follows:

	Nine-month period ended September 30, 2009

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	484	35,489	3,506	6,048	20,142	-	-	65,669
Inter-segment net operating revenues	25,577	17,626	680	1,009	487	-	(45,379)	-

Net operating revenues	26,061	53,115	4,186	7,057	20,629	-	(45,379)	65,669

Cost of sales	(10,980)	(42,171)	(2,961)	(5,197)	(18,810)	-	44,818	(35,301)

Depreciation, depletion and amortization	(3,089)	(740)	(185)	(616)	(128)	(146)	-	(4,904)
Exploration, including exploratory dry holes	(1,015)	-	-	(179)	-	-	-	(1,194)
Selling, general and administrative expenses	(255)	(1,639)	(317)	(547)	(1,015)	(1,339)	77	(5,035)
Research and development expenses	(215)	(113)	(14)	(1)	(4)	(198)	-	(545)
Employee benefit expense	-	-	-	-	-	(519)	-	(519)
Other operating expenses	(1,041)	(406)	(239)	(109)	51	(360)	30	(2,074)

Costs and expenses	(16,595)	(45,069)	(3,716)	(6,649)	(19,906)	(2,562)	44,925	(49,572)

Operating income (loss)	9,466	8,046	470	408	723	(2,562)	(454)	16,097

Equity in results of non-consolidated companies	(1)	251	79	42	-	1	-	372
Financial income (expenses), net	-	-	-	-	-	34	-	34
Other taxes	(7)	(36)	(8)	(51)	(10)	(96)	(1)	(209)
Other expenses, net	(18)	162	(13)	(155)	1	(13)	-	(36)

Income (Loss) before income taxes	9,440	8,423	528	244	714	(2,636)	(455)	16,258

Income tax benefits (expense)	(3,210)	(2,778)	(152)	(303)	(242)	2,167	154	(4,364)

Net income (loss) for the period	6,230	5,645	376	(59)	472	(469)	(301)	11,894

Less: Net income (loss) attributable to the noncontrolling interest	67	(33)	(60)	(62)	-	(1,445)	-	(1,533)

Net income (loss) attributable to Petrobras	6,297	5,612	316	(121)	472	(1,914)	(301)	10,361

17. SegmentInformation (Continued)

	Nine-month period ended September 30, 2009

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	651	3,240	278	1,877	2	-	6,048
Inter-segment net operating revenues	1,294	1,054	39	32	-	(1,410)	1,009

Net operating revenues	1,945	4,294	317	1,909	2	(1,410)	7,057

Cost of sales	(566)	(4,038)	(246)	(1,764)	(2)	1,419	(5,197)
Depreciation, depletion and amortization	(503)	(71)	(10)	(16)	(16)	-	(616)
Exploration, including exploratory dry holes	(179)	-	-	-	-	-	(179)
Selling, general and administrative expenses	(109)	(109)	(9)	(130)	(190)	-	(547)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(8)	(126)	2	9	6	8	(109)

Costs and expenses	(1,365)	(4,344)	(263)	(1,901)	(203)	1,427	(6,649)

Operating income (loss)	580	(50)	54	8	(201)	17	408

Equity in results of non-consolidated companies	26	2	4	6	4	-	42
Other taxes	(9)	(3)	(1)	(1)	(37)	-	(51)
Other expenses, net	(4)	(155)	-	1	3	-	(155)

Income (Loss) before income taxes	593	(206)	57	14	(231)	17	244

Income tax benefits (expense)	(165)	55	(1)	(4)	(188)	-	(303)

Net income (loss) for the period	428	(151)	56	10	(419)	17	(59)

Less: Net income (loss) attributable to the noncontrolling interest	(6)	10	(1)	-	(65)	-	(61)

Net income (loss) attributable to Petrobras	422	(141)	55	10	(484)	17	(121)

17. SegmentInformation (Continued)

	Nine-month period ended September 30, 2008

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	737	57,212	5,869	8,027	24,075	-	-	95,920
Inter-segment net operating revenues	49,814	21,394	790	750	399	-	(73,147)	-

Net operating revenues	50,551	78,606	6,659	8,777	24,474	-	(73,147)	95,920

Cost of sales	(17,131)	(77,963)	(5,675)	(6,924)	(22,403)	-	72,006	(58,090)
Depreciation, depletion and amortization	(2,778)	(942)	(244)	(397)	(126)	(156)	-	(4,643)
Exploration, including exploratory dry holes	(962)	-	-	(244)	-	-	-	(1,206)
Selling, general and administrative expenses	(325)	(1,826)	(394)	(589)	(1,103)	(1,541)	115	(5,663)
Research and development expenses	(377)	(150)	(47)	(2)	(6)	(174)	-	(756)
Employee benefit expense	-	-	-	-	-	(644)	-	(644)
Other operating expenses	9	(380)	(618)	(129)	(12)	(813)	1	(1,942)

Costs and expenses	(21,564)	(81,261)	(6,978)	(8,285)	(23,650)	(3,328)	72,122	(72,944)

Operating income (loss)	28,987	(2,655)	(319)	492	824	(3,328)	(1,025)	22,976

Equity in results of non-consolidated companies	-	67	94	117	17	1	-	296
Financial income (expenses), net	-	-	-	-		1,345	-	1,345
Other taxes	(39)	(50)	(25)	(56)	(9)	(92)	-	(271)
Other expenses, net	(25)	21	(38)	-	25	25	-	8

Income (Loss) before income taxes	28,923	(2,617)	(288)	553	857	(2,049)	(1,025)	24,354

Income tax benefits (expense)	(9,834)	913	130	(226)	(286)	1,352	348	(7,603)

Net income (loss) for the period	19,089	(1,704)	(158)	327	571	(697)	(677)	16,751

Less: Net income (loss) attributable to the noncontrolling interest	-	40	(39)	(152)	-	113	-	(38)

Net income (loss) attributable to Petrobras	19,089	(1,664)	(197)	175	571	(584)	(677)	16,713

17. SegmentInformation (Continued)

	Nine-month period ended September 30, 2008

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,091	4,572	325	2,037	2	-	8,027
Inter-segment net operating revenues	1,138	1,263	35	56	-	(1,742)	750

Net operating revenues	2,229	5,835	360	2,093	2	(1,742)	8,777

Cost of sales	(691)	(5,811)	(269)	(1,907)	(3)	1,757	(6,924)
Depreciation, depletion and amortization	(293)	(64)	(12)	(16)	(12)	-	(397)
Exploration, including exploratory dry holes	(244)	-	-	-	-	-	(244)
Selling, general and administrative expenses	(156)	(112)	(20)	(100)	(201)	-	(589)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(151)	16	21	3	(18)	-	(129)

Costs and expenses	(1,535)	(5,971)	(280)	(2,020)	(236)	1,757	(8,285)

Operation income (loss)	694	(136)	80	73	(234)	15	492

Equity in results of non-consolidated companies	69	1	5	(1)	43	-	117
Other taxes	(8)	(1)	(1)	(1)	(45)	-	(56)
Other expenses, net	(3)	-	1	0	2	-	-

Income (Loss) before income taxes	752	(136)	85	71	(234)	15	553
	-	-	-	-	-	-	-
Income tax benefits (expense)	(262)	16	(2)	(4)	26	-	(226)

Net income (loss) for the period	490	(120)	83	67	(208)	15	327

Less: Net income (loss) attributable to the noncontrolling interest	(135)	75	(24)	(13)	(55)	-	(152)

Net income (loss) attributable to Petrobras	355	(45)	59	54	(263)	15	175

17. Segment Information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2009 and 2008 are as follows:

	Nine-month periods ended September 30,

	2009	2008

Exploration and Production	11,522	10,173
Supply	6,607	4,401
Gas and Energy	3,653	2,654
International
Exploration and Production	1.346	1,856
Supply	86	174
Distribution	7	9
Gas and Energy	45	18
Distribution	243	196
Corporate	840	576

	24,349	20,057

18. Acquisitions

a) Ipiranga current developments and restructuring of the petrochemical companies with Braskem

On March 6, 2009, the Board of Directors of Petrobras and BR Distribuidora authorized the transfer of the interests in Alvo and IASA, through a capital increase corresponding to the net equity of these companies.

On April 9, 2009, the Special General Shareholders' Meeting of BR Distribuidora approved the proposed capital increase in the amount of US$308, thus concluding the process for transfer of Alvo and IASA, which became subsidiaries of BR Distribuidora.

On October 31, 2009, the Special Shareholders' Meeting of Petrobras Distribuidora approved the total merger of Alvo into the equity of BR, for the purpose of optimizing management of the distribution business and benefiting from the estimated synergies at the time of acquisition of the Ipiranga Group.

a.1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that some petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem in exchange for a participation interest in Braskem. On May 14, 2008, an addendum to the investment agreement was made dividing the exchange transaction into two stages.

18. Acquisitions (Continued)

a) Ipiranga current developments and restructuring of the petrochemical companies with Braskem (Continued)

a.1) Braskem Investment Agreement (Continued)

The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa transferred to Braskem the following participation interests: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 40% of the voting and total capital of Petroquímica Paulínia (PPSA), in exchange for 21.9% of the voting capital and 16.3% of the total capital of Braskem. The exchange transaction was based on the fair value of the participation interest exchanged.

Initiating the implementation of the second stage, on April 7, 2009 Braskem and Petroquímica Triunfo (Triunfo) executed a protocol and justification for merger of Triunfo by Braskem, through which Braskem takes over the net assets of the equity of Triunfo and will also succeed in all its rights and obligations, through issuing Braskem's preferred A class shares to the shareholders of Triunfo.

The merger of Petroquímica Triunfo S.A. (Triunfo) into Braskem, in the terms of the Protocol and Justification for Merger of April 7, 2009, was approved in the Special General Shareholder’ Meeting of Braskem held on April 30 and in the Special General Shareholders’ Meeting of Triunfo held on May 5. This transaction concluded the integration of assets established in the investment agreement between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, executed in November 2007 and approved by CADE in July 2008. With this merger Petroquisa now holds 31.0% of the voting capital and 25.3% of the total capital of Braskem.

18. Acquisitions (Continued)

b) Acquisition of distribution interests in Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V. e Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$400, net of the cash and cash equivalents of the purchased companies.

c) Purchase option of Marlim Participações

On April 30, 2009, the executive committee of Petrobras approved the exercise of the purchase option by the Company of 100% of the capital of the company Marlim Participações S.A. (Marlimpar). The price for exercising the option was US$0.359 (R$700 - seven hundred Reais), as established in the Option Agreement for the Purchase of Shares of Project Marlim, entered into on June 22, 1999 between Petrobras and the former shareholders of MarlimPar.

Marlimpar holds full control of Companhia Petrolífera Marlim (CPM), a specific purpose entity created for the development of the production of petroleum from the Marlim Field, "Project Marlim". The acquisition of Marlimpar occurred after the full amortization of the investments of each one of the shareholders in Project Marlim, as well as after total fulfillment of all the financial obligations of Marlimpar and CPM. As the Company’s previous variable interest in Marlimpar was being accounted for in accordance with ASC Topic 810-10-25 (“Variable Interest Entities”), the 2009 share acquisition had no material impact on Petrobras’ consolidated accounting records.

18. Acquisitions (Continued)

d) Sale option of the Pasadena refinery by Astra

In a decision handed down on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), was considered valid. The operating, management and financial responsibilities have already been transferred to PAI, based on preliminary decision of October 24, 2008.

According to the decision on April 10, the amount to be paid by PAI for the remaining shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466. The payment will be made in three installments, the first in the amount of US$296 (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$85 each, with due dates fixed by the arbitrators for September 2009 and September 2010. ASTRA presented a request for clarification to the arbitration panel on certain points of the decision.

There are also judicial proceedings that are continuing in the progress aimed at defining, amongst other matters, aspects such as the partial confirmation/review of the arbitration report and requests, made by the parties, aimed at receiving reciprocal indemnities (in addition to those decided by the arbitrators) and the return by ASTRA of the books and documents of the companies’ whose shares it sold and which it is withholding incorrectly.

In March 2009, a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.

In April 2009, the Company recorded a charge of US$289 in as Additional Paid in Capital due to the acquisition of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), which relates to the difference between the fair value of the shares acquired and the noncontrolling interest carrying amount at the closing date.

19. Subsequent Events

a) US$10,000 financing from the China Development Bank

On November 3, 2009, Petrobras signed agreements with the China Development Bank Corporation (CDB) for a US$10,000, 10-year financing. The funds will be used to finance the Company’s 2009-2013 Business Plan and will be drawn down gradually in the coming months.

After the first drawdown, the long-term petroleum export agreement between Petrobras and Unipec Asia, a subsidiary of China Petro-Chemical Corp (Sinopec), will become fully effective. Under this agreement, Petrobras will export 150,000 barrels of oil per day for the first year and 200,000 barrels of oil per day in each of the next nine years. Although the effectiveness of the export agreement is conditioned on the first drawdown under the US$10,000 financing agreement, the agreements are independent and do not constitute a securitization transaction.

b) US$4,000 issuance of Global Notes by PifCo

On October 30, 2009, Petrobras International Finance Company (PifCo), a wholly owned subsidiary of Petrobras, closed a US$4,000 issuance of 10-year and 30-year Global Notes in the international capital markets. The 10-year Global Notes will mature on January 20, 2020 and bear interest at 5.75% per year, payable on January 20 and July 20 of each year. The 30-year Global Notes will mature on January 20, 2040, and bear interest at 6.875% per year, payable on January 20 and July 20 of each year. The proceeds from this issuance were used to repay US$3,200 outstanding under certain bridge loans entered into at the beginning of the year prior to their stated maturities, as well as for general corporate purposes.

This financing had an estimated cost of approximately US$18, a discount of US$47 and effective interest rates of 5.93% in the case of the 10-year Global Notes, and 7.04% in the case of the 30-year Global Notes. The Global Notes constitute unsecured, unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

c) Acquisition of Chevron Chile S.A.C.

On November 4, 2009, Petrobras entered into an agreement to purchase Chevron Chile S.A.C. (Chevron Chile) for US$12.

d) Agreement with the ANP for payment of Special Participation Taxes on the Marlim Field

On July 18, 2007, Petrobras was notified of a new ANP board resolution requiring payment of additional government participation charges retroactively to 1998. This resolution, which annulled an earlier board resolution, determined that Petrobras should make an additional payment in the amount of US$225 for special government participation charges from the Marlim field.

In 2007, Petrobras filed suit to challenge the new method used by the ANP to calculate the special participation tax. The lower court decided in favor of the ANP, and this decision was upheld by a regional federal court on September 30, 2009. Petrobras subsequently appealed this decision to higher courts in Brasilia.

19. Subsequent Events (Continued)

d) Agreement with the ANP for payment of Special Participation Taxes on the Marlim Field (Continued)

On October 23, 2009, Petrobras, the ANP and the State of Rio de Janeiro reached an agreement to resolve the dispute out of court. The amount owed to the ANP for retroactive special participation from the Marlim field was fixed at US$1,152 as of September 30, 2009, payable in eight consecutive monthly installments and adjusted by the benchmark SELIC rate. Petrobras made the first payment of US$145 on October 30, 2009.

This settlement definitively resolves any and all legal and administrative actions relating to this matter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.